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          CUSIP NO. 436419105            13G           Page 1 of 5 Pages
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)


                         Holmes Protection Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   436419105
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                                (CUSIP Number)



Check the following box if a fee is being paid with the statement / /



                        (Continued on following pages)
                              (Page 1 of 5 Pages)
--------
(1) The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and/or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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          CUSIP NO. 436419105            13G           Page 2 of 5 Pages
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--------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of
    Above Persons
    HP Partners L.P.                                                      / /
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2   Check the Appropriate Box if a Member of a Group               (a)    / /
                                                                   (b)    / /
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3   SEC Use Only
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4   Citizenship or Place of Organization
    Delaware, U.S.A.
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          Number of           5       Sole Voting Power
           Shares                     0
        Beneficially         ---------------------------------------------------
          Owned by            6       Shared Voting Power
            Each                      0
          Reporting          ---------------------------------------------------
         Person With          7       Sole Dispositive Power
                                      0
                             ---------------------------------------------------
                              8       Shared Dispositive Power
                                      0
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9   Aggregate Amount Beneficially Owned by Each Reporting Person
    0
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10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   / /
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (11)
    0%
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12  Type of Reporting Person
    PN
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          CUSIP NO. 436419105            13G           Page 3 of 5 Pages
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                                Amendment No. 1
                           Statement on Schedule 13G
                       Pursuant to Rule 13d-2 under the
                  Securities Exchange Act of 1934, as Amended


Item 1(a).        Name of Issuer:
                  ---------------

                  Holmes Protection Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  440 Ninth Avenue, New York, New York  10001

Item 2(a).        Name of Person Filing:
                  ----------------------

                  HP Partners L.P.

Item 2(b).        Address of Principal Office:
                  ----------------------------

                  101 East 52nd Street, New York, New York  10022

Item 2(c).        Citizenship:
                  ------------

                  HP Partners L.P. is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  (i)   Common Stock, par value $.001 per share.
                  (ii)  Common Stock Purchase Warrant.

Item 2(e).        CUSIP No.: 436419105
                  ----------

Item 3.           Because this Statement is not Filed Pursuant to
                  Rules 13d-1(b), or 13d-2(b), this Item is:
                  ------------------------------------------

                  Not Applicable.

Item 4.  Ownership:
         ----------

                  (a)   Amount Beneficially Owned: 0
                  (b)   Percent of Class: 0%

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          CUSIP NO. 436419105            13G           Page 4 of 5 Pages
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                  (c)   Number of Shares as to which such person has:
                        (i)    sole power to vote or to direct the vote: 0
                        (ii)   shared power to vote or to direct the vote: 0
                        (iii) sole power to dispose or to direct the disposition of: 0
                        (iv) shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         --------------------------------------------------------

                  Not Applicable.

Item 8.  Identification and Classification of Members of a Group
         -------------------------------------------------------

                  Not Applicable.

Item 9.  Notice of Dissolution of Group
         ------------------------------

                  Not Applicable.

Item 10. Certification
         -------------

                  Not Applicable.

Other Information
-----------------

                  Pursuant to the terms of an Agreement and Plan of Merger, dated December 28, 1997, between the Issuer, Tyco International Inc. and T9 Acquisition Corp. (the "Purchaser"), Purchaser commenced and has completed a tender offer to purchase all of the outstanding shares of common stock of the Issuer, and Purchaser and the Issuer have merged. As a result of these transactions, as of the date hereof, HP Partners L.P. no longer holds any securities of the Issuer.


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          CUSIP NO. 436419105            13G           Page 5 of 5 Pages
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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 1998

                                         HP Partners L.P.
                                         By: HP Management, Inc.
                                             General Partner


                                         By: /s/ William Spier
                                            ------------------------------------
                                            Name: William Spier
                                            Title:   Vice President